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   | FORM 4 |           U.S. SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C. 20549

             [_] CHECK THIS BOX IF NO LONGER SUBJECT TO SECTION 16.
        FORM 4 OR FORM 5 OBLIGATIONS MAY CONTINUE. SEE INSTRUCTION 1(b).

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

                FILED PURSUANT TO SECTION 16(a) OF THE SECURITIES
                   EXCHANGE ACT OF 1934, SECTION 17(a) OF THE

                  PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 OR
               SECTION 30(f) OF THE INVESTMENT COMPANY ACT OF 1940

                            (PRINT OR TYPE RESPONSES)

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                    1. NAME AND ADDRESS OF REPORTING PERSON*

                      J.W. CHILDS EQUITY PARTNERS II, L.P.
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                             (LAST) (FIRST) (MIDDLE)

                         ONE FEDERAL STREET, 21ST FLOOR
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                                    (STREET)

                                 BOSTON MA 02110
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                              (CITY) (STATE) (ZIP)

                 2. ISSUER NAME AND TICKER OR TRADING SYMBOL

                     INSIGHT HEALTH SERVICES CORP. (IHSC)
                       -----------------------------------

        3. I.R.S. IDENTIFICATION NUMBER OF REPORTING PERSON, IF AN ENTITY
                                   (VOLUNTARY)
                                 --------------

                         4. STATEMENT FOR MONTH/YEAR
                                 OCTOBER 2001
               ---------------------------------------------------

                 5. IF AMENDMENT, DATE OF ORIGINAL (MONTH/YEAR)
                        ---------------------------------
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    6.  Relationship of Reporting Person(s) to Issuer (Check all applicable)

      Director      Officer           [X] 10% Owner         Other
  ---            ---                  ---                ---
                  (give title below)                         (specify below)

7.  Individual or Joint/Group Filing (Check Applicable Line)

        Form filed by One Reporting Person
    ---

     X  Form filed by More than One Reporting Person
    ---

Table I--Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

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1. Title              2. Trans-  3. Trans-       4. Securities Acquired (A)        5. Amount of         6. Owner-     7. Nature
   of                    action     action          or Disposed of (D)                Securities           ship          of In-
   Security              Date       Code            (Instr. 3, 4 and 5)               Beneficially         Form:         direct
   (Instr. 3)            (Month/    (Instr. 8)                                        Owned at             Direct        Bene-
                         Day/    -----------------------------------------------      End of               (D) or        ficial
                         Year)                                                        Month                Indirect      Owner-
                                  Code       V   Amount        (A) or    Price        (Instr. 3 and 4)     (I)           ship
                                                               (D)                                         (Instr. 4)    (Instr. 4)
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Common Stock         10/17/01       P             1 share       A     See Footnote 1    1 Share               D       See Footnote 1
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Common Stock         10/17/01       P             1 share       A     See Footnote 1    1 Share               I       See Footnote 2
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


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


This Statement of Changes in Beneficial Ownership (this "Statement") is being jointly filed by J. W. Childs Equity Partners II, L.P. ("J.W. Childs"), Halifax Capital Partners, L.P. ("Halifax") and InSight Health Services Holdings Corp. ("Holdings"), which are hereinafter collectively referred to as the "Reporting Persons."

(1) Holdings is the direct beneficial owner of the sole outstanding share of Common Stock (as defined below) by virtue of the Merger (as defined below).

On October 17, 2001, all of the outstanding common stock (the "Common Stock"), of InSight Health Services Corp. (the "Company") were acquired by Holdings. The acquisition was consummated by merging (the "Merger") InSight Health Services Acquisition Corp. ("Acquisition Corp."), a wholly-owned subsidiary of Holdings, with and into the Company whereby the Company became the wholly-owned subsidiary of Holdings pursuant to an Agreement and Plan of Merger, dated as of June 29, 2001, as amended, by and among the Company, Acquisition Corp. and Holdings (the "Merger Agreement").

Pursuant to the Merger Agreement, as a result of the Merger (i) each outstanding share of Common Stock was cancelled, retired and converted into the right to receive $18.00 in cash, (ii) each outstanding option and warrant to purchase Common Stock was canceled and converted into the right to receive the difference between $18.00 and the exercise price of such option or warrant, and (iii) the sole outstanding share of Acquisition Corp. was converted into one share of Common Stock of the Company, the surviving corporation. The total consideration paid to the holders of outstanding Common Stock and to the holders of outstanding options and warrants to purchase Common Stock was approximately $187.7 million.

As of the close of business on October 17, 2001 the Common Stock was voluntarily delisted from the NASDAQ National Market. In addition, On October 17, 2001 the Company filed with the Securities and Exchange Commission a Certification and Notice of Termination of Registration under Section 12(g) of the Exchange Act on Form 15. Pursuant to Rule 12g-4 of the Exchange Act, termination of registration of the Common Stock shall take place no more than 90 days after the filing of the Form 15.

(2) J.W. Childs and Halifax are indirect beneficial owners of the sole outstanding share of Common Stock.

As a result of the Merger and related transactions: (i) Holdings beneficially and directly owns the sole outstanding share of Common Stock, (ii) J.W. Childs beneficially owns 4,350,290 shares or approximately 80% of the common stock of Holdings, including 4,011,758 shares of Holdings' common stock owned directly by J.W. Childs and 338,532 shares of Holdings' common stock owned directly by JWC InSight Co-invest, LLC, an affiliate of J.W. Childs, and (iii) Halifax beneficially owns 1,111,112 shares or approximately 20% of the common stock of Holdings including 1,107,020 shares of Holdings' common stock owned directly by Halifax and 4,092 shares of Holdings' common stock owned directly by David W. Dupree, a Managing Director of Halifax.

Acquisition Corp. ceased to be a beneficial owner of any shares of Common Stock on October 17, 2001. On such date as a result of the Merger, Acquisition Corp. was merged out of existence.
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  Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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 1. Title of Derivative            2. Conver-          3. Trans-           4. Transac-            5. Number of Deriv-
    Security (Instr. 3)               sion or             action              tion Code              ative Securities
                                      Exercise            Date                (Instr. 8)             Acquired (A) or
                                      Price of            (Month/                                    Disposed of (D)
                                      Deriv-              Day/                                       (Instr. 3, 4, and 5)
                                      ative               Year)
                                      Security

                                                                           --------------------------------------------------
                                                                           Code      V                 (A)         (D)
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


 Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
   (e.g., puts, calls, warrants, options, convertible securities)

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                              6. Date Exer-     7. Title and Amount of       8. Price    9. Number       10. Owner-      11. Na-
                                 cisable and       Underlying Securities        of          of Deriv-        ship            ture
                                 Expiration        (Instr. 3 and 4)             Deriv-      ative            Form            of In-
                                 Date                                           ative       Secur-           of De-          direct
                                 (Month/Day/                                    Secur-      ities            rivative        Bene-
                                 Year)                                          ity         Bene-            Securities      ficial
                                                                                (Instr.     ficially         Bene-           Owner-
                               --------------------------------------------     5)          Owned            ficially        ship
                               Date     Expira-              Amount or                      at End           Owned at        (Instr.
                               Exer-    tion         Title   Number of                      of               End of            4)
                               cisable  Date                 Shares                         Month            Month(1)
                                                                                            (Instr. 4)       (Instr. 4)
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
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

The Reporting Persons and certain officers of the Company may be deemed to have formed a "group" for purposes of Section 13(d)(3) of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"). Each of the Reporting Persons expressly declares that the filing of this Statement shall not be construed as an admission by it, for purposes of the Exchange Act, that it has formed a group or, with the exception of Holdings, that it is the beneficial owner of, or that it has any shared voting or dispositive power over the sole outstanding share of the Common Stock.

Names and Addresses of Reporting Persons:

J. W. Childs Equity Partners II, L.P.
One Federal Street, 21st Floor
Boston, MA 02110

Halifax Capital Partners, L.P.
1133 Connecticut Avenue, N.W., Suite 700
Washington, DC 20036

InSight Health Services Holdings Corp.
c/o J.W. Childs Associates, L.P.
One Federal Street, 21st Floor
Boston, MA 02110

         J.W. CHILDS EQUITY PARTNERS II, L.P.
         By: J.W. Childs Advisors II, L.P., its General Partner
         By: J.W. Childs Associates, L.P., its General Partner
         By: J.W. Childs Associates, Inc., its General Partner


         By: /s/ Edward D. Yun
             ------------------------------------------
             Name:  Edward D. Yun
             Title: Vice President

         HALIFAX CAPITAL PARTNERS, L.P.
         By: Halifax Genpar, L.P.
         By: The Halifax Group, L.L.C.


         By: /s/ David W. Dupree
             -----------------------------------
             Name:  David W. Dupree
             Title: Vice President

         INSIGHT HEALTH SERVICES HOLDINGS CORP.

         By: /s/ Edward D. Yun
             -----------------------------------
             Name:  Edward D. Yun
             Title: President

       ** Intentional misstatements or omissions of facts constitute Federal
          Criminal Violations.
          See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

   Note: File three copies of this Form, one of which must be manually signed.
         If space provided is insufficient, see Instruction 6 for procedure.